51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Tower One Wireless Corp. ("Tower One" or, the "Company")
600 - 535 Howe Street
Vancouver, BC, V6C 2Z4

Item 2 Date of Material Change

April 12, 2022.

Item 3 News Release

The news release dated April 12, 2022 was disseminated via Globe NewsWire.

Item 4 Summary of Material Change

Tower One, through its subsidiary in Ecuador announces a new contract with Telefonica (NYSE: TEF) - to build Tower Sites and to finance equipment. This transaction has a CAPEX requirement of $18M USD. Each tower site is a build to suit (BTS) as requested by Telefonica.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Tower One, through its subsidiary in Ecuador announces a new contract with Telefonica (NYSE: TEF) - to build Tower Sites and to finance equipment. This transaction has a CAPEX requirement of $18M USD. Each tower site is a build to suit (BTS) as requested by Telefonica.

Alejandro Ochoa, Tower One Wireless CEO, said: "We are very happy to secure this transaction giving Tower One Wireless its first point of support in Ecuador. As part of this new project, we have hired a local team of experience that has built locally previously. In addition to this award, the company has also secured contracts with the other mobile network operators in the country. We expect this project to be complete by the end of 2022."

Tower One currently has 231 towers in operation with a strong portfolio in Colombia. This contract in Ecuador diversifies the currency exposure in Latin America and continues the company's mission to connect more areas of the world through its towers.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Alejandro Ochoa, Chief Executive Officer, President and Interim Chief Financial Officer
Telephone: 1-917-546-3016

Item 9 Date of Report

April 13, 2022